

July 9, 2010

Via U.S. Mail

Stephen A. Schramka
President, Secretary, Treasurer and Director
Mirador, Inc.
420 Nellis Blvd. Ste. 131
Las Vegas, NV 89110

>   **Re: Mirador, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 14, 2010**
>   **File No. 333-164392**

Dear Mr. Schramka:

We have reviewed your responses to the comments in our letter dated February 16, 2010 and have the following additional comments.

<u>General</u>

1. Please revise your filing throughout to make it clear that you have only one selling shareholder. If this is not the case, please advise.

2. Revise throughout to reflect the fact that the secondary sales of shares by Mr. Schramka will also be subject to the requirements of Rule 419 and to make substantive changes reflecting this fact. For example, the proceeds from these sales and the shares themselves must also be placed into escrow. See for guidance Securities Act Rules Compliance and Disclosure Interpretation 616.02.

3. Revise throughout to explain Mr. Schramka's intentions with respect to his ownership interests. In this regard, describe how he intends to negotiate an acquisition if he also may simultaneously be selling his controlling share. In addition, in light of the fact that the primary offering's termination date is before the end of the lock up he has signed, explain how he intends to use this registration statement.

4. If Mr. Schramka can in fact sell his shares simultaneously with the primary offering, include risk factor disclosure that any sales by Mr. Schramka of his shares will reduce the chance of achieving the minimum primary offering.

Cover

5. Please identify Mr. Schramka as an underwriter on the cover page.

6. We note your revision in response to our prior comment number 8. Please further revise the second sentence of the second paragraph to reflect the fact that you intend to withdraw 10 percent of the deposited funds prior to completing an acquisition. If this is not the case, please revise here and throughout the filing to state clearly that it is not.

7. Please revise to delete your reference to "sales commissions" here and elsewhere in the filing. In this regard, we note your revision to the Offering section on page 7 in response to our prior comment number 14.

8. Revise the fourth paragraph and elsewhere to indicate that there is no guarantee that your stock will be accepted for listing on the OTCBB.

9. Revise the fifth paragraph to quantify the percentage of shares that must elect to remain investors after the identification of the acquisition target.

Business Overview, page 6

10. Please disclose here your net loss for the most recent audited period and interim stub and your monthly burn rate into one of the first few paragraphs of this section. Present your loss figures in parentheses.

11. We note your revisions in response to our prior comments number 10 and 29 and your intention to advertise in the Wall Street Journal. Please revise further to disclose the estimated cost and timing of such advertising, how you intend to pay for it, and other such details of your plans for the next 12 months.

Use of Proceeds, page 14

12. Explain the need for the disclosure in the column representing 50% of the proceeds if you must raise 100% in order for the offering to be completed. At a minimum, you should not have less than 80% of the offering proceeds available for an acquisition, even if the maximum number of holders elect not to remain investors.

13. Explain how you intend to pay the amounts payable to the escrow agent.

Common Stock, page 17

14. Please revise the first sentence to reflect the fact, if true, that you have issued no preferred stock to date and state the number of common shares you are authorized to issue.

Description of Business, page 19

15. Please revise to reconcile the date of incorporation given in the first sentence of this section with the date of incorporation given elsewhere in the filing.

Management's Discussion and Analysis of Financial Condition, page 20

16. We note your response to our prior comment number 32; however, we continue to believe that your proposed advertising in the Wall Street Journal or other periodical might constitute a general solicitation, despite your statement that you will not reference the form of payment. Please provide additional analysis of why you believe that your proposed method of contacting targets would not constitute a general solicitation which addresses (1) the fact that you have stated your intent to issue stock in your public offering documents and (2) the fact that your potential targets will become interested in a transaction with you by reading the proposed advertisement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: Abby Ertz
        The Ertz Law Group
        (619) 795-8400 *(facsimile)*